SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

April 22, 2014

BP agrees sale of interests in four Alaska North Slope assets

      • BP to focus on giant Prudhoe Bay oilfield and progressing Alaska LNG opportunity
      • Hilcorp to operate Milne Point, Endicott, and Northstar oilfields
      • Introduction of new North Slope partner expected to increase activity

BP today announced that it has agreed to sell interests in four BP-operated oilfields on the North Slope of Alaska to Hilcorp. The sale agreement includes all of BP's interests in the Endicott and Northstar oilfields and a 50 percent interest in each of the Liberty and the Milne Point fields. The sale also includes BP's interests in the oil and gas pipelines associated with these fields.

"This agreement will help build a more competitive and sustainable business for BP in Alaska" said BP Upstream Chief Executive Lamar McKay. "It will allow us to play to two of our great strengths, managing giant fields and gas value chains. We will now concentrate on continuing development and production from the giant Prudhoe Bay field and working to advance the future opportunity of Alaska LNG."

The agreement does not affect BP's position as operator and co-owner of the Prudhoe Bay oilfield nor its other interests in Alaska. BP also expects to submit a development plan for Liberty by the end of 2014. As a result of the sale and subject to approval, Hilcorp is expected to become the operator of the Endicott, Northstar and Milne Point oilfields and their associated pipelines and infrastructure.

"There are some big benefits from this transaction," said Janet Weiss, President of BP's Alaska Region. "BP will be able to focus on maximizing production from Prudhoe Bay and advancing the Alaska LNG opportunity. Hilcorp takes ownership of two mature oil fields ready for new investment and activity and it will operate a third field that is primed for accelerated production. And, the state gets another accomplished operator working the North Slope. Thanks to tax reform, Alaska is now on course for increased investment and production and even the possibility of LNG."

BPremains committed to its plans for increased investment at Prudhoe Bay, which have resulted from recent oil tax reform by the State of Alaska. The plans include adding two drilling rigs, one in 2015 and a second in 2016, for a total incremental $1 billion investment over five years. These activities are expected to account for 200 Alaska jobs and 30-40 additional wells being drilled each year, bringing a boost to both the company's operations and the state's economy.

Approximately 250 employees are associated with the assets included in the agreement and the company is committed to providing clarity about their future as soon as possible. The majority of those BP employees at or supporting Milne Point, Endicott and Northstar are expected to be offered positions with Hilcorp with no break in employment.

Together the assets included in the sale represent approximately 19,700 barrels of oil equivalent a day (boe/d) of net production for BP, less than 15 percent of BP's total net production on the North Slope.

The sale, which will be subject to state and federal regulatory approval, is anticipated to be complete by the end of the year. Financial details of the transaction are not being disclosed.

About BP in Alaska:
BP is one of the largest oil producers in Alaska, and BP-operated oil fields account for two-thirds of all Alaska production. These operations include Prudhoe Bay, the largest oil field in North America which also ranks among the 20 largest fields ever discovered worldwide. BP's Alaska North Slope assets include ownership in the Greater Kuparuk Area, Point Thomson and the Trans Alaska Pipeline System. BP's Alaska operations currently support the jobs of 2,300 Alaska employees and more than 20,500 additional Alaska jobs. For more information visit: alaska.bp.com.

About BP in the US:
Over the past five years, BP has invested nearly $50 billion in the US - more than any other energy company. BP is a leading producer of oil and gas and provides enough energy annually to light nearly the entire country for a year. Employing approximately 20,000 people in all 50 states, BP supports more than 260,000 jobs total through all of its business activities. For more information, go to: www.bp.com/us.

About Hilcorp:
Hilcorp is one of the largest privately-held independent oil and natural gas exploration and production companies in the United States. The company has over 1,100 employees with operations across the United States including the gulf coast of Texas and Louisiana, Northeast US and Alaska's Cook Inlet and has a track record of unlocking production and resources from mature fields. For more information see: www.hilcorp.com

Notes to editors:
• Milne Point is located about 25 miles west of Prudhoe Bay; Milne Point was discovered in 1969 and began production in 1985. BP became the operator in 1994. In 2013, average net BP production from Milne Point was about15,800 boe/d. Current ownership: BP 100%.
• Northstar is located about six miles northwest of Prudhoe Bay in about 39 feet of water, and started production in 2001. The unit sits in state and federal waters. In 2013, average net BP production from Northstar was about 6,800 boe/d. Current ownership: BP 98.6%, Murphy 1.4%
• Liberty is located on federal leases about six miles offshore in the Beaufort Sea and east of the Prudhoe Bay oilfield. BP drilled the Liberty discovery well in 1997 and expects to submit the Liberty Development and
   Production Plan to the federal regulators by the end of 2014. Current ownership: 100% BP.
• Endicott is located about three miles offshore. Endicott started production in 1987 and was the first continuously producing offshore field in the Arctic. Average net BP production from Endicott in 2013 was about
   5,000 boe/d. Current ownership: BP 68%, ExxonMobil 21%, Chevron 11%.
• Alaska North Slope map and field photos available upon request.

Further information:
BP Press Office, Houston (281) 366-4463              uspress@bp.com
BP Press Office, Anchorage (907) 564-5143         dawn.patience@bp.com

Cautionary statement:
This press release contains certain forward-looking statements relating to BP's expectations regarding the sale of certain North Slope interests to Hilcorp, including regarding: the expected timing of the completion of the sale; the expected impact of the sale on production activities at Prudhoe Bay and Milne Point; BP's plans to focus on the Prudhoe Bay oilfield and to progress its Alaska LNG opportunity; BP's plans to submit a development plan for the Liberty field by the end of 2014; prospects for more activity and investment on the North Slope in the future; BP's future investment plans at Prudhoe Bay, the number of Alaska jobs expected to be generated thereby, the number of additional wells expected to be drilled each year thereunder and the expected impact thereof on BP's future operations and on the economy of Alaska; and the expected impact of the sale to Hilcorp on employees associated with Milne Point, Endicott and Northstar. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the receipt of relevant third-party and/or regulatory approvals; changes in public expectations and other changes to business conditions; future levels of industry product supply; demand and pricing; economic and financial conditions generally or in various countries and regions; the timing and nature of maintenance outages; operational problems; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Risk factors" in our Annual Report and Form 20-F 2013 as filed with the US Securities and Exchange Commission.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 23 April, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary